Exhibit 99.1
SPHERE 3D CORP.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, SEPTEMBER 13, 2016

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of Sphere 3D Corp. (the “Company”) will be held at 125 South Market Street, 2nd Floor, Suite 275, Room A, San Jose, CA 95113, on Tuesday, September 13, 2016 at 10:00 a.m. (Pacific time) (the “Meeting”) for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended December 31, 2015, including the auditor’s report thereon;

2.	to consider and, if deemed advisable, to pass an ordinary resolution to elect six directors who will serve until the end of the next annual shareholder meeting;

3.	to consider and, if deemed advisable, to pass an ordinary resolution appointing Moss Adams LLP as the Company’s auditor who will serve until the end of the next annual shareholder meeting;

4.	to consider and, if deemed advisable, to pass an ordinary resolution to amend the Company’s 2015 performance incentive plan; and

5.	to transact such other business as may properly come before the Meeting or any adjournment thereof.
Particulars of the foregoing matters are set forth in the management information circular (the “Circular”) under the sections identified as such. The Company has elected to use the notice-and-access provisions under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations (“Notice-and-Access Provisions”) of the Canadian Securities Administrators for this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders of the Company by allowing the Company to post the Circular and any additional materials online. Shareholders will still receive this Notice of Meeting and a form of proxy and may choose to receive a hard copy of the Circular. The Company will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions.

Please review the Circular carefully and in full prior to voting in relation to the matters set out above as the Circular has been prepared to help you make an informed decision on such matters. The Circular is available on the website of the Company at www.sphere3d.com and under the Company’s profile on SEDAR at www.sedar.com. Any shareholder who wishes to receive a paper copy of the Circular, should contact the Company’s transfer agent, Equity Financial Trust Company at Suite 300, 200 University Avenue, Toronto, Ontario, M5H 4H1, Fax: (416) 595-9593, Toll-free: 1-866-393-4891. A shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions. In order to ensure that a paper copy of the Circular can be delivered to a requesting shareholder in time for such shareholder to review the Circular and return a proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that shareholders ensure their request is received no later than September 1, 2016.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it to TSX Trust Company by one of the following methods:

INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number included on the Proxy or voting instruction form
FACSIMILE	(416) 595-9593
MAIL or HAND DELIVERY	TSX TRUST COMPANY Attention: Proxy Department 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1
To be used at the Meeting, proxies must be received by TSX Trust Company not less than 48 hours (excluding Saturday, Sunday and statutory holidays in the province of Ontario) preceding the Meeting or an adjournment or postponement of the Meeting, or may be deposited with the Chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

DATED as of the 4th day of August, 2016.

BY ORDER OF THE BOARD

Eric L. Kelly
Chairman of the Board